UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Country Style Cooking Restaurant Chain Co., Ltd.
(Name of Issuer)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

22238M109
(CUSIP Number)

Hong Li

Xingqiang Zhang

Regal Fair Holdings Limited

Country Style Cooking Restaurant Chain Holding Limited

c/o 16th Floor, C1 Building

Chongqing Headquarters City District C

No. 780 Jingwei Avenue

Yuzhong District, Chongqing 400020

People’s Republic of China

(+86-23) 8866-8866

Sky Success Venture Holdings Limited Zhiyun Peng Jinjing Hong Liping Deng Zhiyong Hong 13F, No. 609 Yunling East Road Putuo District, Shanghai 200062 People’s Republic of China (+86-21) 3250-8855

With copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong (+852) 3740-4700	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District, Beijing 100004 People’s Republic of China (+86-10) 6535-5500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 17, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*             This statement on Schedule 13D (this “Schedule 13D”) represents Amendment No. 2 to the statement on Schedule 13D filed on behalf of each of Ms. Hong Li (“Ms. Li”), Mr. Xingqiang Zhang (“Mr. Zhang”), Regal Fair Holdings Limited (“Regal Fair”), Sky Success Venture Holdings Limited (“Sky Success”), Mr. Zhiyun Peng (“Mr. Peng”), Mr. Jinjing Hong, Mr. Liping Deng (“Mr. Deng”) and Mr. Zhiyong Hong with the Securities and Exchange Commission on August 24, 2015, as amended by Amendment No. 1 filed on December 28, 2015 (the “Original Schedule 13D”), with respect to the ordinary shares, par value $0.001 per share (the “Ordinary Shares”), of Country Style Cooking Restaurant Chain Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).’

This Schedule 13D represents an initial Schedule 13D filing by Country Style Cooking Restaurant Chain Holding Limited (“Parent” and, together with Ms. Li, Mr. Zhang, Regal Fair, Sky Success, Mr. Peng, Mr. Jinjing Hong, Mr. Deng and Mr. Zhiyong Hong, the “Reporting Persons”) with respect to the Ordinary Shares of the Company.

Capitalized terms used but not defined in this Schedule 13D shall have the same meanings ascribed to them in the Original Schedule 13D. Except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	22238M109	Page	2	of	17	Pages

1	NAMES OF REPORTING PERSONS Hong Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,732,148
	9	SOLE DISPOSITIVE POWER 109,000
	10	SHARED DISPOSITIVE POWER 44,623,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,732,148
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	22238M109	Page	3	of	17	Pages

1	NAMES OF REPORTING PERSONS Xingqiang Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,732,148
	9	SOLE DISPOSITIVE POWER 101,000
	10	SHARED DISPOSITIVE POWER 44,631,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,732,148
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	22238M109	Page	4	of	17	Pages

1	NAMES OF REPORTING PERSONS Regal Fair Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,522,148
	9	SOLE DISPOSITIVE POWER 44,522,148
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,522,148
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.	22238M109	Page	5	of	17	Pages

1	NAMES OF REPORTING PERSONS Sky Success Venture Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,384,544
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,384,544

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,384,544
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.	22238M109	Page	6	of	17	Pages

1	NAMES OF REPORTING PERSONS Zhiyun Peng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,415,400
	9	SOLE DISPOSITIVE POWER 30,856
	10	SHARED DISPOSITIVE POWER 17,384,544

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,415,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	22238M109	Page	7	of	17	Pages

1	NAMES OF REPORTING PERSONS Jinjing Hong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,384,544
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,384,544

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,384,544
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	22238M109	Page	8	of	17	Pages

1	NAMES OF REPORTING PERSONS Liping Deng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,384,544
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,384,544

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,384,544
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	22238M109	Page	9	of	17	Pages

1	NAMES OF REPORTING PERSONS Zhiyong Hong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,662,544
	9	SOLE DISPOSITIVE POWER 278,000
	10	SHARED DISPOSITIVE POWER 17,384,544

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,662,544
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	22238M109	Page	10	of	17	Pages

1	NAMES OF REPORTING PERSONS Country Style Cooking Restaurant Chain Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 74,586,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,586,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.	22238M109	Page	11	of	17	Pages

Item 1. Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the Ordinary Shares of the Company. The principal executive offices of the Company are located at No. 19, Yushan South Road, Yubei District, Chongqing, the People’s Republic of China.

American depositary shares (the “ADSs”), each of which represents four Ordinary Shares of the Company, are listed on the New York Stock Exchange under the symbol “CCSC.”

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and supplemented as follows:

Parent is an exempted company with limited liability incorporated under the laws of the Cayman Islands. Parent was formed solely for the purpose of entering into the Merger Agreement and the related financing agreements and consummating the transactions contemplated by such agreements. The business address of Parent is c/o Country Style Cooking Restaurant Chain Co., Ltd., 16th Floor, C1 Building, Chongqing Headquarters City District C, No. 780 Jingwei Avenue, Yuzhong District, Chongqing 400020, People’s Republic of China.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Parent are set forth on Schedule A hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of the directors or officers of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

Pursuant to the agreement and plan of merger (the “Merger Agreement”), dated as of December 17, 2015, among Parent, Country Style Cooking Restaurant Chain Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent as a result of the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, which is presented herein as Exhibit D and is incorporated herein by reference in its entirety.

CUSIP No.	22238M109	Page	12	of	17	Pages

It is anticipated that, at a price of US$5.23 in cash per ADS or US$1.3075 in cash per Share, approximately US$44 million will be expended in acquiring approximately 34 million outstanding Shares (calculated based on the number of Shares outstanding as of December 15, 2015 and excluding the Rollover Shares (as defined below in Item 4) and the number of the Shares issuable upon the exercise or vesting of awards granted under the Company’s incentive share plans) owned by shareholders of the Company. Pursuant to the Debt Commitment Letter, the Merger will be financed with debt financing from the Financing Bank (as defined below in Item 4).

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

Proposal and Consortium Agreement

On August 14, 2015, Ms. Li, Mr. Zhang and Sky Success together submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors related to the proposed acquisition of outstanding Ordinary Shares of the Company other than Ordinary Shares owned by Ms. Li, Mr. Zhang and Sky Success or their respective affiliates for cash consideration equal to US$5.23 per ADS of the Company.

On August 24, 2015, Ms. Li, Mr. Zhang and Sky Success (collectively, the “Consortium Members”) entered into a consortium agreement (the “Consortium Agreement”), under which the Consortium Members have agreed to, among other things, form a consortium to work exclusively with one another to undertake the transaction to acquire all the outstanding Ordinary Shares of the Company other than Ordinary Shares owned by the Consortium Members or their affiliates (the “Proposed Transaction”). In addition, the Consortium Members have agreed not to, without each other’s prior written consent, (1) make a competing proposal for the acquisition of control of the Company; or (2) acquire or dispose of any (i) ADSs, (ii) Ordinary Shares of the Company or (iii) warrants, options or any other securities that are convertible into ADSs or Ordinary Shares of the Company, other than pursuant to share incentive plans of the Company. Further, the Consortium Members agreed to conduct due diligence with respect to the Company and its business as each Consortium Member deems necessary; engage in discussions with the Company regarding the Proposal; negotiate in good faith any amendments to the terms of the Proposal, if applicable; negotiate in good faith the terms of the documentation required to implement the Proposed Transaction, including but not limited to a merger agreement, debt financing documents, if any, and a shareholders’ agreement that would include customary terms for transaction of similar nature; and if the Proposed Transaction is consummated, be reimbursed by the surviving company for certain costs and expenses related to the Proposed Transaction.

Merger Agreement

On December 17, 2015, Parent, Merger Sub and the Company entered into a merger agreement (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent (the “Merger”). Under the terms of the Merger Agreement, upon completion of the Merger, the shareholders of the Company will receive US$1.3075 per Share, or US$5.23 per ADS.

The Merger is subject to various closing conditions, including a condition that the Merger Agreement be approved by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting which will be convened to consider the approval of the Merger Agreement and the transactions contemplated thereby.

If the transactions contemplated by the Merger Agreement are consummated, the Company will become a privately-held company beneficially owned by the Reporting Persons and SIG China Investments One, Ltd. (“SIG China”), and its ADSs will no longer be listed on the New York Stock Exchange.

CUSIP No.	22238M109	Page	13	of	17	Pages

Rollover Agreement

Concurrently with the execution of the Merger Agreement, Ms. Li, Mr. Zhang, Mr. Peng, Mr. Zhiyong Hong, Regal Fair, Sky Success and SIG China (collectively, the “Rollover Shareholders”) entered into a rollover agreement (the “Rollover Agreement”) with Parent, pursuant to which each of the Rollover Shareholders agreed to the cancellation of a certain number of Shares (including Shares represented by ADSs) beneficially owned by such Rollover Shareholder (the “Owned Shares”) and the Shares issuable upon the vesting and acceleration of the restricted shares granted by the Company under its share incentive plan and all amendments and modifications thereto (the “Share Awards” and, together with the Owned Shares, the “Rollover Shares”) for no consideration at the effective time of the Merger and to subscribe, or cause his, her or its affiliate to subscribe, for a corresponding number of newly issued ordinary shares of Parent in accordance with the terms of the Rollover Agreement. The Rollover Agreement will terminate immediately upon the valid termination of the Merger Agreement.

Voting Agreement

Concurrently with the execution of the Merger Agreement, Ms. Li, Mr. Zhang, Mr. Peng, Mr. Zhiyong Hong, Mr. Tim T. Gong (“Mr. Gong”), Regal Fair, Sky Success and SIG China (together, the “Voting Shareholders”) also entered into a voting agreement (the “Voting Agreement”) with Parent, pursuant to which each of the Voting Shareholders undertook to vote or cause to be voted (including by proxy or written resolution, if applicable) all of his, her or its Securities (as defined in the Voting Agreement) for authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement and against, among other matters, any competing transaction, at any meeting of the Company’s shareholders or in connection with any written resolution of the Company’s shareholders. Also pursuant to the Voting Agreement, each Voting Shareholder irrevocably appointed Parent, and any designee of Parent, as his, her or its proxy and attorney-in-fact, with full power of substitution, to vote or cause to be voted (including by proxy or written resolution, if applicable) his, her or its Securities in accordance with the foregoing. Each Voting Shareholder further agreed, during the term of the Voting Agreement, not to sell, transfer, pledge, or otherwise dispose of any Securities. The obligations under the Voting Agreement terminate upon the earlier to occur of (a) the closing of the Merger or (b) the date of termination of the Merger Agreement.

Debt Commitment Letter

Concurrently with the execution of the Merger Agreement, China Merchants Bank Co., Ltd., New York Branch (the “Financing Bank”) issued a debt commitment letter (the “Debt Commitment Letter”), which was accepted and agreed to by Parent and Merger Sub, pursuant to which the Financing Bank agreed to arrange and underwrite debt financing in an aggregate amount of up to US$50 million to fund the transactions contemplated by the Merger Agreement, subject to various customary terms and conditions contained in the Debt Commitment Letter.

Limited Guarantee

Concurrently with the execution of the Merger Agreement, Regal Fair, Sky Success and SIG China (together, the “Guarantors”) entered into a limited guarantee (the “Limited Guarantee”) with the Company, pursuant to which the Guarantors guaranteed to the Company, on the terms and subject to the conditions set forth therein, the due and punctual payment, performance and discharge of its respective percentage as set forth opposite to its name in Annex A thereto (for each such Guarantor, the “Guaranteed Percentage”) of the obligations of Parent or Merger Sub to pay the Company (a) the Parent Termination Fee (as defined in the Merger Agreement) pursuant to Section 8.06(b) of the Merger Agreement (the “Parent Fee Obligations”) and (b) the costs, expenses and interests payable pursuant to Section 6.14(c) and Section 8.06(c) of the Merger Agreement (the “Expense Obligations” and, together with the Parent Fee Obligations, the “Guaranteed Obligations”) as and when due. In addition, the Guarantors agree to pay on demand all reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by the Company in connection with enforcement of its rights thereunder pursuant to Section 1(b) of the Limited Guarantee. A Guarantor’s liability under the Limited Guarantee shall not exceed an amount equal to its Guaranteed Percentage of (i) the Parent Fee Obligations, plus (ii) the Expense Obligations, minus (iii) any portion of the Guaranteed Obligations actually paid by Parent or Merger Sub in accordance with the terms thereof and under the Merger Agreement.

CUSIP No.	22238M109	Page	14	of	17	Pages

The Limited Guarantee will terminate as of the earliest of (i) the Effective Time (as defined in the Merger Agreement), (ii) the termination of the Merger Agreement in accordance with its terms (other than a termination of the Merger Agreement for which a Parent Termination Fee is, in accordance with Section 8.06(b) of the Merger Agreement, due and owing by Parent (a “Qualifying Termination”)), and (iii) the date following ninety (90) days from the date of a Qualifying Termination if the Company has not presented a written claim for payment of the Guaranteed Obligation to any Guarantor by such date.

The descriptions of the Proposal, the Consortium Agreement, the Merger Agreement, the Rollover Agreement, the Voting Agreement, the Debt Commitment Letter and the Limited Guarantee set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the Rollover Agreement, the Voting Agreement, the Debt Commitment Letter and the Limited Guarantee, which have been filed as Exhibit B, Exhibit C, Exhibit D, Exhibit E, Exhibit F, Exhibit G and Exhibit H, respectively, and are incorporated herein by this reference.

Except as indicated above, none of the Reporting Persons have any plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other plans or proposals regarding the Company, or any other actions that could involve one or more of the types of the transactions that have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D as a result of their actions in respect of the Merger, including the execution of the Voting Agreement. By virtue of their execution of the Voting Agreement, Mr. Gong and SIG China may be deemed to constitute a “group” with the Reporting Persons who executed that Agreement. Except as otherwise stated herein, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the Ordinary Shares (including Ordinary Shares represented by the ADSs) held by each other Reporting Person, Mr. Gong or SIG China.

To the knowledge of the Reporting Persons, the “group” formed by the Reporting Persons, Mr. Gong and SIG China may be deemed beneficially to own 74,586,548 Ordinary Shares, or approximately 69.0% of the total issued and outstanding Ordinary Shares of the Company (including 107,932,572 outstanding Ordinary Shares of the Company and in the aggregate 128,000 vested restricted shares held by the Reporting Persons, Mr. Gong and SIG China). As provided in the Voting Agreement, as of December 17, 2015, Mr. Gong held 98,000 Ordinary Shares of the Company and 63,000 vested restricted shares, and SIG China held 12,000,000 Ordinary Shares of the Company.

CUSIP No.	22238M109	Page	15	of	17	Pages

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons in this Schedule 13D or the information contained in any other Schedule 13D filed by Mr. Gong or SIG China, except as otherwise provided in Rule 13d-1(k).

The 74,586,548 Ordinary Shares beneficially owned by Parent consist of Ordinary Shares beneficially owned by Ms. Li, Mr. Zhang, Mr. Peng, Mr. Zhiyong Hong, Regal Fair, Sky Success, Mr. Gong and SIG China, in respect of which Parent may be deemed to have shared voting power pursuant to the voting proxy granted by each Voting Shareholder under the Voting Agreement, as described in Item 4 of this Schedule 13D.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 107,932,572 Ordinary Shares outstanding as of December 15, 2015.

Except as disclosed in this statement, none of the Reporting Persons or, to the best of their knowledge, any of the persons listed in Schedule A hereto beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this statement, none of the Reporting Persons or, to the best of their knowledge, any of the persons listed in Schedule A hereto presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares that they may be deemed to beneficially own.

Except as disclosed in this statement, none of the Reporting Persons or, to the best of their knowledge, any of the persons listed in Schedule A hereto has effected any transaction in the Ordinary Shares during the past 60 days.

Except as disclosed in this statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 3 and Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

CUSIP No.	22238M109	Page	16	of	17	Pages

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A*	Joint Filing Agreement, dated March 23, 2016, by and between Ms. Hong Li, Mr. Xingqiang Zhang, Regal Fair Holdings Limited, Country Style Cooking Restaurant Chain Holding Limited, Sky Success Venture Holdings Limited, Mr. Zhiyun Peng, Mr. Jinjing Hong, Mr. Liping Deng and Zhiyong Hong.

B**	Proposal Letter dated August 14, 2015 from Ms. Hong Li, Mr. Xiangqiang Zhang and Sky Success Venture Holdings Limited, to the board of directors of the Country Style Cooking Restaurant Chain Co., Ltd..

C**	Consortium Agreement, dated August 24, 2015, by and between Ms. Hong Li, Mr. Xiangqiang Zhang and Sky Success Venture Holdings Limited.
D	Agreement and Plan of Merger, dated December 17, 2015, among Country Style Cooking Restaurant Chain Holding Limited, Country Style Cooking Restaurant Chain Merger Company Limited and Country Style Cooking Restaurant Chain Co., Ltd. (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on December 18, 2015).

E**	Rollover Agreement, dated December 17, 2015, among Country Style Cooking Restaurant Chain Holding Limited, Ms. Hong Li, Mr. Xingqiang Zhang, Mr. Zhiyun Peng, Mr. Zhiyong Hong, Regal Fair Holdings Limited, Sky Success Venture Holdings Limited and SIG China Investments One, Ltd.

F**	Voting Agreement, dated December 17, 2015, among Country Style Cooking Restaurant Chain Holding Limited, Ms. Hong Li, Mr. Xingqiang Zhang, Mr. Zhiyun Peng, Mr. Zhiyong Hong, Mr. Tim T. Gong, Regal Fair Holdings Limited, Sky Success Venture Holdings Limited and SIG China Investments One, Ltd.

G**	Debt Commitment Letter issued by China Merchants Bank Co., Ltd., New York Branch to Country Style Cooking Restaurant Chain Holding Limited and Country Style Cooking Restaurant Chain Merger Company Limited, dated as of December 17, 2015.

H	Limited Guarantee by Regal Fair Holdings Limited, Sky Success Venture Holdings Limited and SIG China Investments One, Ltd., in favor of Country Style Cooking Restaurant Chain Co., Ltd., dated as of December 17, 2015 (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on December 18, 2015).

* Filed herewith.

** Previously filed.

CUSIP No.	22238M109	Page	17	of	17	Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2016
/s/ Hong Li
Hong Li

/s/ Xingqiang Zhang
Xingqiang Zhang

Regal Fair Holdings Limited

	By:	/s/ Hong Li
	Name:	Hong Li
	Title:	Director

Country Style Cooking Restaurant Chain Holding Limited

	By:	/s/ Hong Li
	Name:	Hong Li
	Title:	Director

Sky Success Venture Holdings Limited

	By:	/s/ ZhiyunPeng
	Name:	Zhiyun Peng
	Title:	Director

/s/ Zhiyun Peng
Zhiyun Peng

/s/ Jinjing Hong
Jinjing Hong

/s/Liping Deng
Liping Deng

/s/Zhiyong Hong
Zhiyong Hong

Schedule A

The name, business address, present principal employment and citizenship of each director and executive officer of Parent are set forth below.

Director:

Name	Business Address	Present principal employment	Citizenship

Hong Li	c/o Country Style Cooking Restaurant Chain Co., Ltd., 16th Floor, C1 Building, Chongqing Headquarters City, District C, No.780 Jingwei Avenue, Yuzhong District, Chongqing, the People’s Republic of China	Chairwoman of the Board of Directors of the Company	People’s Republic of China

Executive Officer:

None.

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the ordinary shares, par value US$0.001 per share, of Country Style Cooking Restaurant Chain Co., Ltd., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: March 23, 2016

/s/ Hong Li
Hong Li

/s/ Xingqiang Zhang
Xingqiang Zhang

Regal Fair Holdings Limited

	By:	/s/ Hong Li
	Name:	Hong Li
	Title:	Director

Country Style Cooking Restaurant Chain Holding Limited

	By:	/s/ Hong Li
	Name:	Hong Li
	Title:	Director

Sky Success Venture Holdings Limited

	By:	/s/ ZhiyunPeng
	Name:	Zhiyun Peng
	Title:	Director

/s/ Zhiyun Peng
Zhiyun Peng

/s/ Jinjing Hong
Jinjing Hong

/s/Liping Deng
Liping Deng

/s/Zhiyong Hong
Zhiyong Hong